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                                                                EXHIBIT 105


                  Pennzoil Company
[PENNZOIL LOGO]   P. O. Box 2967 - Houston, Texas 77252-2967 - 713/546-4000
                  ---------------------------------------------------------
JAMES L. PATE
Chairman of the Board
Chief Executive Officer

                                                   October 28, 1997

Dear Pennzoil Shareholder:

        On October 27, 1997, Pennzoil Company announced its third quarter results. The third quarter was, again, very strong, with improvement in virtually every aspect of our business. Recurring earnings reached $38.2 million, or 81 cents per share, a 56 percent increase over last year. This result exceeded the Wall Street consensus estimate by 25 percent and was the eighth consecutive quarter of year-over-year improvement in recurring income.

        For your review, I have enclosed a copy of Pennzoil's third quarter earnings press release. Also enclosed is an October 28, 1997, newspaper advertisement emphasizing the positive trend in Pennzoil's financial and operating performance.

        Your Board of Directors believes Pennzoil's consistent improvement over the past eight quarters reflects that Pennzoil's turnaround is well underway. While I am personally very pleased with our third quarter performance, I believe there is still much improvement to come as a result of our pending initiatives, which include oil and gas projects in the Caspian Sea, Egypt, Venezuela, Qatar, Australia and the Gulf of Mexico and our recently completed base oil and refining projects.

        As you know, on October 6, 1997, Union Pacific Resources Group Inc.
(UPR) revised its unsolicited tender offer to $84 per share in cash for all Pennzoil shares. Your Board of Directors has determined that the UPR offer is inadequate and not in the best interest of Pennzoil's shareholders and believes that pursuit of Pennzoil's own strategic direction, initiatives and projects will produce greater long-term value than the UPR proposal.

        So far, 1997 has been a successful year. With your continued support, the rest of the year and beyond will be even more successful.



                                        Sincerely,

                                        /s/ James L. Pate

Enclosures